UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Demand Media, Inc.

(Name of Issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

24802N109

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 19 Pages

1	NAMES OF REPORTING PERSONS Spectrum Equity Investors V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 13,852,704
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 13,852,704
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,852,704
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 2 of 19 Pages

1	NAMES OF REPORTING PERSONS Spectrum Equity Associates V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 13,852,704
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 13,852,704
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,852,704
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 3 of 19 Pages

1	NAMES OF REPORTING PERSONS SEA V Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 13,852,704
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 13,852,704
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,852,704
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 4 of 19 Pages

1	NAMES OF REPORTING PERSONS Spectrum V Investment Managers’ Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 13,852,704
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 13,852,704
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,852,704
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 5 of 19 Pages

1	NAMES OF REPORTING PERSONS Brion B. Applegate
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 13,852,704
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 13,852,704
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,852,704
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 6 of 19 Pages

1	NAMES OF REPORTING PERSONS William P. Collatos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 13,852,704
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 13,852,704
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,852,704
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 7 of 19 Pages

1	NAMES OF REPORTING PERSONS Randy J. Henderson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 13,852,704
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 13,852,704
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,852,704
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 8 of 19 Pages

1	NAMES OF REPORTING PERSONS Michael J. Kennealy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 13,852,704
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 13,852,704
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,852,704
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 9 of 19 Pages

1	NAMES OF REPORTING PERSONS Kevin J. Maroni
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 13,852,704
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 13,852,704
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,852,704
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 10 of 19 Pages

1	NAMES OF REPORTING PERSONS Christopher T. Mitchell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 13,852,704
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 13,852,704
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,852,704
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 11 of 19 Pages

1	NAMES OF REPORTING PERSONS Victor E. Parker, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 13,852,704
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 13,852,704
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,852,704
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 12 of 19 Pages

Item 1(a).	Name of Issuer: Demand Media, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices: 1299 Ocean Avenue, Suite 500, Santa Monica, CA 90401-1022.

Item 2(a).
Names of Persons Filing:  This statement is being filed by Spectrum Equity Investors V, L.P. (“SEI V”); Spectrum Equity Associates V, L.P. (“SEA V”), which is the sole general partner of SEI V; Spectrum V Investment Managers’ Fund, L.P. (“IMF V”); SEA V Management, LLC (“SEA V Management” and, together with SEI V, SEA V, and IMF V, the “Fund V Entities”), which is the sole general partner of SEA V and the sole general partner of IMF V; Brion B. Applegate (“Applegate”), William P. Collatos (“Collatos”), Randy J. Henderson (“Henderson”), Kevin J. Maroni (“Maroni”), Michael J. Kennealy (“Kennealy”), Christopher T. Mitchell (“Mitchell”), and Victor E. Parker, Jr. (“Parker” and, together with Applegate, Collatos, Henderson, Maroni, Kennealy, and Mitchell, the “Managers”).  The Managers are the individual managing directors of SEA V Management. The persons and entities named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).
Address of Principal Business Office or, if None, Residence: The address of the principal business office of Collatos, Kennealy, Maroni, and Mitchell is Spectrum Equity Investors, One International Place, 29th Floor, Boston, MA 02110.  The address of the principal business office of SEI V, SEA V, IMF V, SEA V Management, Applegate, Henderson, and Parker is Spectrum Equity Investors, 333 Middlefield Road, Suite 200, Menlo Park, CA 94025.

Item 2(c).
Citizenship:  Each of SEI V, IMF V, and SEA V is a limited partnership organized under the laws of the State of Delaware.  SEA V Management is a limited liability company organized under the laws of the State of Delaware.  Each of the Managers is a United States of America citizen.

Item 2(d).	Title of Class of Securities: Common Stock, $.0001 par value (“Common Stock”).

Item 2(e).	CUSIP Number: 24802N109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)
SEI V is the record owner of 13,783,442 shares of Common Stock as of December 31, 2011 (the “SEI V Shares”).  As the sole general partner of SEI V, SEA V may be deemed to own beneficially the SEI V Shares.  IMF V is the record owner of 69,262 shares of Common Stock as of December 31, 2011 (the “IMF V Shares” and, together with the SEI V Shares, the “Fund V Shares”).  As the sole general partner of SEA V and the sole general partner of IMF V, SEA V Management may be deemed to own beneficially the Fund V Shares.  As the individual managing directors of SEA V Management, each of the Managers may also be deemed to own beneficially the Fund V Shares.   By virtue of their relationship as affiliated entities, whose controlling entities have overlapping individual controlling persons, each of the Fund V Entities

Page 13 of 19 Pages

may be deemed to share the power to direct the disposition and vote of the Fund V Shares for an aggregate of 13,852,704 shares.

(b)
Percent of Class:  See Line 11 of cover sheets.  The percentages set forth on the cover sheets for each Reporting Person are calculated based on 83,842,781 shares of Common Stock reported by the Issuer to be outstanding as of November 11, 2011.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Line 5 of cover sheets.

(ii)	shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii)	sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.

(iv)	shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.  This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d–1(c).

Page 14 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:   February 13, 2012

Spectrum Equity Investors V, L.P.

By:	Spectrum Equity Associates V, L.P. its general partner

By:	SEA V Management, LLC its general partner

By:	* Randy J. Henderson Managing Director

Spectrum Equity Associates V, L.P.

By:	SEA V Management, LLC its general partner

By:	* Randy J. Henderson Managing Director

SEA V Management, LLC

By:	* Randy J. Henderson Managing Director

Spectrum V Investment Managers’ Fund, L.P.

By:	SEA V Management, LLC its general partner

By:	* Randy J. Henderson Managing Director

* Brion B. Applegate

* William P. Collatos

Page 15 of 19 Pages

* Randy J. Henderson

* Michael J. Kennealy

* Kevin J. Maroni

* Christopher T. Mitchell

* Victor E. Parker, Jr.

*By: /s/ Randy J. Henderson Randy J. Henderson As attorney-in-fact

This Schedule 13G was executed by Randy J. Henderson on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

Page 16 of 19 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Demand Media, Inc.

EXECUTED this 13th day of February, 2012.

Spectrum Equity Investors V, L.P.

By:	Spectrum Equity Associates V, L.P. its general partner

By:	SEA V Management, LLC its general partner

By:	* Randy J. Henderson Managing Director

Spectrum Equity Associates V, L.P.

By:	SEA V Management, LLC its general partner

By:	* Randy J. Henderson Managing Director

SEA V Management, LLC

By:	* Randy J. Henderson Managing Director

Spectrum V Investment Managers’ Fund, L.P.

By:	SEA V Management, LLC its general partner

By:	* Randy J. Henderson Managing Director

Page 17 of 19 Pages

* Brion B. Applegate

* William P. Collatos

* Randy J. Henderson

* Michael J. Kennealy

* Kevin J. Maroni

* Christopher T. Mitchell

* Victor E. Parker, Jr.

*By: /s/ Randy J. Henderson Randy J. Henderson As attorney-in-fact

This Agreement was executed by Randy J. Henderson on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

Page 18 of 19 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Brion B. Applegate, William P. Collatos and Randy J. Henderson, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 17th day of February, 2009.

/s/ Brion B. Applegate
Brion B. Applegate

/s/ William P. Collatos
William P. Collatos

/s/ Benjamin M. Coughlin
Benjamin M. Coughlin

/s/ Randy J. Henderson
Randy J. Henderson

/s/ Michael J. Kennealy
Michael J. Kennealy

/s/ Kevin J. Maroni
Kevin J. Maroni

/s/ Christopher T. Mitchell
Christopher T. Mitchell

/s/ Victor E. Parker, Jr.
Victor E. Parker, Jr.

Page 19 of 19 Pages